

DRIFTER SPIRITS - AVUA CACHACA
2019 Report
Filed on April 09, 2020

Dear investors,

2019 was an important, but mixed, year for Avua Cachaca. We made an important pivot to using our distribution network to sell several different products, including Svol Aquavit and soon Gagliardo Bitters. That said, a number of our distributors reorganized, which caused us to lose some important momentum. Particularly that is true in New York, our largest markets. That said, we have moved our network to be almost fully Breakthru, RNDC, Youngs and Empire, so we currently work with some of the largest distribution houses. We think that while the numbers were soft, the infrastructure is strong in terms of people and paths to market. Assuming we can surpass the challenges that COVID represents, we feel the business is poised to maintain in 2020 and get back to strong growth in 2021.

We need your help!

We are challenged by the closing of the on-premise bars and restaurants due to COVID. While we think the medium fundamentals of the business are quite strong, we need capital to overcome this hibernation phase. As such, we are preparing a debt offering via WeFunder and any support from our investor community would be welcome.

This raise will be announced in the next few days and will provide us important liquidity.

Sincerely,

Peter Nevenglosky
President

Nathan Whitehouse
CEO

Our Mission

The market for craft spirits, a $189B market has been rapidly growing. As a nimble supplier with the dominant player in niche categories, we can use our route to market to build to a mid-sized spirits supplier with a portfolio of 8-10 quality brands that we will scale to >$10MM in revenue top-line and >$2MM in net income.

See our full profile



How did we do this year?



Report Card

B+

The Good

Pivot to a multi-brand company called Drifter

Launch of Svol Aquavit

Hires in Illinois and Florida and new distribution in Texas, as well as launched in Brazil

The Bad

Distributor reorganization challenged numbers, particularly in New York

COVID pandemic has hurt our business in the short term

Transition to multi-brand organization required time and effort

2019 At a Glance
January 1 to December 31



$1,303,427 [3%]
Revenue



-$313,656 [736%]
Net Loss



$667,799 +87%
Short Term Debt



$203,122
Raised in 2017



$10,000
Cash on Hand
As of 04/ 2/02

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



$1,349,152 $1,303,427

$49,289

$-313,656

2018   2019

Net Margin: -24%   Gross Margin: 58%   Return on Assets: -49%   Earnings per Share: -$31,365.60

Revenue per Employee: $651,714   Cash to Assets: 6%   Revenue to Receivables: 481%   Debt Ratio: 223%

📄 19.12.31_FINAL_Financials_DS-2.pdf

We ❤ Our
202 Investors

Thank You For Believing In Us

Josh Morton	Michael Glickman	Matthew T Sorensen	Christopher Khan	Anton Shevelyov	James Lewis	Christopher Keuker
Aja Harley	Shayla Christian	Timothy Quek	Pui Kit Chin	Justice Wargrave	Jagadeesh Tangudu	Jianbao Gu
Brad Hines	Jay Vee	Herbert Pagan	Mary Jasionowski	Max Heijne	Stanley. Evans	Brian Grimes
Calvin Chung	Thomas T Simmons	Michael Rains	Scott Travis	Grant Steyer	Barnaby Zelman	Cory Owens
Daniel Killilea	Jina Bolton	Maxwell Kilb	John Stankovich	Greg Knaddison	Andrew Coppola	Matthew Erme
Justice Wargrave	Robert Boughner	Steve Laycock	Robert Trimmer	Drew Larsen	Aurore Borelli	Jose Medina-Camac...
Rajaa Bourazak	Ben Paul	Gil Bouhana	Andrew Swartz	Ryan Merlini	Brandon Jang	Kaushik Gorahava
Carol Harris	Andrea Travillian	Joseph Krzyzewski	Maximillian Ashwill	Alan Jacobson	Roberto Alfonso Fel...	Andrew Drake
Christopher NAVAR...	George Hodgin	George Sebastian	Gaylon Kennedy	Karon Joyner	John Prentice	Kyle Jergensen
Iyler Kirsch	Gianni Antonio Salice	Michael William Bre...	Byron Massey	David Lanfair	Tracey Raditz	Alexandre Jose Gatt...
Diana Knight	Marek Nenadal	Palaniappan Muthiah	Jon Pollock	John Danesi	Kenneth Van Rye	Stephen Noel
Adam Field	Jeremy Schmidt	Monica Liberatore	Gregg Johnson	Justin Noel	Justin Davis	Marsha Weisss
Soham Shah	Eric Schubert	David Windsor	Yogesh Kulkarni	Jack Heald	Jeremy Schmidt	Stanislav Rozenblat
Chester Sappington	Clyde Martin	Okwudili C Amaechi	Calvin Thomas Ada...	David B. Schmier	Leanne Nevenglosky	Jeanette Nevenglos...
Paul Hletko	Parker Smits	Joseph S Badger	Mark Foglesong	Patrick McGregor	Pamela McGregor	Lou Schwarz
Allen Ameri	Elizabeth Nevenglos...	Iv Malka	Stefan Was	James Caronna	Mihir Talati	Jake Emen
Joseph Burke	James Wilkerson	Adrian Grant	Marshall Altier	Michael DeLaMater	Charles Tuggle	Juyoung Kang
Charles Mcdonald	James Martin	Linda York	James Bailar	Franklin Morales	Allen Sorbo	Janet Burke
Derek Zoretic	Phuong Pham	Fenil Shah	Paul Green	James Berkel	Joseph Batiller	Paul Riendeau
Ivy Lee	Midhat Qidwai	Dennis Reisinger	Michail Pintchiouk	Brent Thomas	Johnny Joe Johnson	Jason Tufano
Reynald Altema	James Williams	Lucas Fortier	Benjamin Strohmeyer	Bruno Rocha	John French	Brandon Modrov
Michael Idiokitas	Adan Maldonado	Nick Kuzmyak	Marleny Henriquez	Rahul Vemulapally	Rich P	Andrev Ward
Adilene Robledo	Cameron McCord	Linton Massie	Roberto Rosas	Sheldon Sumpter	Jean Claude Haraba...	Amir Abdallah
Ricardo VILFORT	Patrice Drew	Mark Sherratt	Daryl Holmes	Eric Flodine	Ian Nowland	Adam Manson
Tawanda Gumbo	Catherine N. Fitch	Sammy Damelio	Shane Beard	Bogdan Nedelcu	Randy Lieberman	Steven P Larky
Joan Josep Serra To...	George Weathers	Scott Raquepaw	Leyla Callahan	Junior Fletcher	Michael Westrol	Sam Chung
Suhardi Abadi	Keith Arnold	Irwin Jones	Sapan Patel	Paula Valencia	Paul Green	Petr Nemes
Christian Sheldon	Mick Hall	Michael J Barton	Paul Schermerhorn	Junrong Ge	Dylan Seo	Jermaine Ferris
David Wimmer	Heather T	Richard Triska	Ronald F Martin	Mihir Talati	Jonny Price	

Thank You!

From the Drifter Spirits - Avua Cachaca Team



Peter Nevenglosky



Nathan Whitehouse

President   CEO



Gable Erenzo

Advisory Board Member

*Founder of Hudson Whiskey and
Tuthiltown Distillery which was
recently sold to William Grant.
Owner Gardiner Mercantile.*



Michael Neff

Advisory Board Member

*Bar owner and consultant with 20
plus years of experience in New
York and Los Angeles.*



Francine Cohen

Advisory Board Member

*Spirits writer and founder of
Inside F&B.*



Justin Noel

Advisory Board Member

*Bar owner in New York and
national brand ambassador for
Campari.*



Ted Roman

Advisory Board Member

*Executive Vice President of Sales
for Q Sodas while previously a
Senior VP of Sales at William
Grant and Pernod Ricard · expert
at route to market and
distributor management.*





Jeff Diego

Director of Operations &
Finance

*Reduced out of stocks on
inventory to 0% in calendar year
2019.*

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Francisco Godoy	Director of Finance for Development Bank Program @ Government of Mexico	2019
Nathan Whitehouse	Co-Founder @ Washington Square Brands, LLC	2011
Peter Nevenglosky	Co-Founder @ Washington Square Brands, LLC	2011

Officers

OFFICER	TITLE	JOINED
Nathan Whitehouse	Co-Ceo, President	2011
Peter Nevenglosky	Co-CEO	2011

Voting Power [*]

HOLDER	SECURITIES HELD	VOTING POWER
Peter Nevenglosky	4,000,000 Series B Common	48.8%
Nathan Whitehouse	4,000,000 Series B Common	48.8%

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